

Mail Stop 3030

December 13, 2017

Brendan B. Sheil
Chief Executive Officer
PogoTec, Inc.
4502 Starkey Road
Suite 109
Roanoke, VA 24018

> **Re: PogoTec, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 16, 2017**
> **File No. 024-10763**

Dear Mr. Sheil:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I of Form 1-A

Item 1. Issuer Information

Financial Statements

1.   Disclose the Total Interest Expenses or Depreciation and Amortization noted in your Statement of Operations and Statement of Cash Flows for the six months ended June 30, 2017 or advise.

Part II and II of Form 1-A

Offering Circular Cover Page

2.   We note that in addition to your obligation to reimburse certain expenses to your underwriter, you have agreed to issue warrants to the underwriter upon each closing of the offering. Update footnote 1 to briefly indicate the issuance of the warrants.

Our Business, page 2

3.   Indicate if by "high definition" you mean 720p at 30 frames per second for video or some other specification.

4.   Clarify whether your disclosure that you have garnered interest from over 212,000 organic followers means you have orders in a similar number for your product.

Use of Proceeds, page 19

5.   Disclose the interest rate and maturity of any indebtedness that will be discharged with proceeds from your offering. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.

Intellectual Property, page 46

6.   Clarify whether you directly own or license the patents and patent applications and describe the duration and effect of the patents. Describe the agreement referred to under "Other Related Party Transactions" clarifying whether the "certain" patent applications mentioned on page 67 are material to your business, and, if material, file that agreement as an exhibit. We note from your disclosure on page 67 that you have granted third parties a right to access and use your confidential information. Disclose how those arrangements will affect your ability to protect your intellectual property, include risk factor disclosure as appropriate.

Where You Can Find More Information, page 73

7.   Reconcile your disclosure in this section, that upon completion of your offering you will be required to file periodic reports, proxy statements and other information pursuant to the Exchange Act with your disclosure in the first risk factor on page 16.

Going Concern and Management Plans, page F-7

8.   Please revise the footnote to disclose management's plans intended to mitigate the conditions that raise substantial doubt as to the company's ability to continue as a going concern. Refer to ASC 205-40-50.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Dennis Hult at (202) 551- 3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Anthony Epps, Esq.
Dorsey & Whitney LLP